EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Immediate Report - Change in decision to freeze rates

Further to the Company’s immediate report of December 31, 2015 regarding a hearing published by the Ministry of Communication and intended for the multi-channel television market (“MCT”) including the subsidiary, DBS Satellite Broadcasts (1998) Ltd. concerning the “setting of a rate policy and implementation of transparency provisions” and concerning the decision of the Council for Cable TV and Satellite Broadcasting (the “Council”) which determined, among other matters, that a price hike in the MCT market would be suspended until the end of the hearing proceedings, and that companies in the MCT market would not be permitted to offer new deals (the “Freeze Provisions”), an immediate supplementary notice is hereby provided that on February 14, 2016, the Company was notified by Yes that on February 11, 2016, in light of inquiries by the companies, the Council had decided to revoke the Freeze Provisions and enable companies to act in accordance with the existing law concerning price increases and offering new deals, until such time as the Ministry of Communication formulated policy on the matter.

The Council stated in its decision that the revocation of the aforementioned Freeze Provisions also stems from Yes’s and Hot’s undertakings to publish on their websites, in their entirety, any new deals they offer to their subscribers, as well as their undertakings to publish the deals via an additional means accessible to those who do not have access to the Internet (such as on television screens) in such manner and scope and at such times as shall be agreed by the Council Chairman and the companies.

The Council’s full decision is attached to this report.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.